Exhibit 99.1

AgPlenus Announces Appointment of Dr. Dan Jacob Gelvan
as its Incoming Chief Executive Officer

Rehovot, Israel – February 22, 2024 — AgPlenus Ltd, a global leader in designing and developing novel sustainable crop protection products, and a subsidiary of Evogene Ltd.  (Nasdaq: EVGN, TASE: EVGN), is pleased to announce the appointment of Dr. Dan Jacob Gelvan as its new Chief Executive Officer effective as of February 19, 2024.

Dr. Gelvan brings over three decades of extensive experience in leading science and technology companies within the pharmaceutical, biotech, and healthcare sectors. Dr. Gelvan has demonstrated exceptional leadership and strategic vision in various companies, ranging from pre-clinical stages through product launches. His international exposure and ability to secure substantial funding further emphasize his profound skills in multicultural management.

In conjunction with Dr. Gelvan's appointment, Dr. Brian Ember, AgPlenus' current CEO, will transition to the role of Chief Business Officer. Brian's contributions have been invaluable to AgPlenus' growth, and he will continue in fostering strategic partnerships and drive business expansion.

Ofer Haviv, CEO of Evogene and chairman of AgPlenus, said, "We are happy to welcome Dan to the AgPlenus team. His extensive experience and proven track record will position him to guide AgPlenus through its next phase of growth and innovation. I would like to thank Brian for his contribution and leadership to AgPlenus and I look forward to continuing our work together in his new role as the company's CBO".

Dr. Dan Jacob Gelvan conveyed his excitement for his new role, stating, "I am honored to join AgPlenus and lead the company in its mission to revolutionize agriculture through sustainable crop protection solutions. I look forward to collaborating with the talented team at AgPlenus to drive innovation and create value for our stakeholders."

About AgPlenus Ltd.

AgPlenus is a platform company designing effective and sustainable crop protection products.  At AgPlenus, we are solving pesticide resistance by infusing the discovery process with predictive biology and artificial intelligence.  AgPlenus leverages the ChemPass AI tech-engine, licensed from Evogene, to discover and bring to market effective and sustainable crop protection products. Our target-based approach allows us to reduce risk and increase efficiency, so that we can deliver on our promise to defeat global pesticide resistance. AgPlenus is a subsidiary of Evogene Ltd.

For more information, please visit www.agplenus.com

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through subsidiaries and strategic partnerships. Evogene's subsidiaries currently utilize the tech-engines to develop human microbiome-based therapeutics by Biomica, ag-biologicals by Lavie Bio, ag-chemicals by AgPlenus, medical cannabis products by Canonic and castor varieties, for the biofuel and other industries, by Casterra.

For more information, please visit: www.evogene.com.

Evogene Investors' Contact:

Rachel Pomerantz Gerber, Head of Investor Relations at Evogene

Email: rachel.pomerantz@evogene.com

Tel: +972-8-9311901

Forward-Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", "expects", "hopes" "intends", "anticipates", "plans", "believes", "scheduled", "estimates", "demonstrates" or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss AgPlenus’ growth and expansion and its ability to revolutionize agriculture through sustainable crop protection solutions. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene's reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections, and assumptions.